ProAK, LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ProAK, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 8, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,633	464,784
Accounts Receivable	251,439	99,150
Assets Held for Sale - Investments	1,463,302	706,315
Total Current Assets	1,722,375	1,270,249
Non-current Assets		
Vehicles and Equipment, net of Accumulated Depreciation	301,181	156,401
Total Non-Current Assets	301,181	156,401
TOTAL ASSETS	2,023,556	1,426,650
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	20,076	
Accrued Expenses	2,179	
Current Portion of Notes Payable	25,110	17,524
Total Current Liabilities	47,365	17,524
Long-term Liabilities		
Notes Payable	210,091	115,551
Total Long-Term Liabilities	210,091	115,551
TOTAL LIABILITIES	257,456	133,075
EQUITY		
Member's Equity	1,766,100	1,293,575
Total Equity	1,766,100	1,293,575
TOTAL LIABILITIES AND EQUITY	2,023,556	1,426,650

Statement of Changes in Member's Equity

	Member's Capital $ Amount	Accumulated Income	Total Member's Equity
Beginning Balance at 1/1/2022	(11,788,080)	12,603,418	815,338
Capital Distributions	(3,040,169)		(3,040,169)
Net Income (Loss)		3,518,406	3,518,406
Ending Balance 12/31/2022	(14,828,249)	16,121,824	1,293,575
Capital Distributions	(2,086,056)		(2,086,056)
Net Income (Loss)		2,558,581	2,558,581
Ending Balance 12/31/2023	(16,914,305)	18,680,405	1,766,100

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	5,299,942	5,419,222
Cost of Revenue	763,856	71,721
Gross Profit	4,536,086	5,347,501
Operating Expenses		
General and Administrative	495,458	300,627
General and Administrative - Related Party	1,294,137	1,499,192
Rent and Lease - Related Party	143,500	21,000
Depreciation	30,610	8,276
Total Operating Expenses	1,963,705	1,829,095
Operating Income (loss)	2,572,381	3,518,406
Other Expense		
Interest Expense	13,800	
Total Other Expense	13,800	
Earnings Before Income Taxes	2,558,581	3,518,406
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	2,558,581	3,518,406

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	2,558,581	3,518,406
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	30,610	8,276
Accounts Payable and Accrued Expenses	22,254	(121,448)
Accounts Receivable	(152,289)	(5,890)
Assets Held for Sale - Investments	(756,987)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(856,413)	(119,062)
Net Cash provided by (used in) Operating Activities	1,702,168	3,399,344
INVESTING ACTIVITIES		
Vehicles and Equipment	(175,390)	(127,956)
Net Cash provided by (used in) Investing Activities	(175,390)	(127,956)
FINANCING ACTIVITIES		
Capital Distributions	(2,086,056)	(3,040,169)
Debt Issuances	102,126	133,075
Net Cash provided by (used in) Financing Activities	(1,983,930)	(2,907,094)
Cash at the beginning of period	464,784	100,490
Net Cash increase (decrease) for period	(457,151)	364,294
Cash at end of period	7,633	464,784

ProAK,LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USO

NOTE 1- ORGANIZATION AND NATURE OF ACTIVITIES

ProAK, LLC (the "Company") was formed in 2007. The Company is a Texas limited liability company based in the United States. The Company is a privately held company engaged in the management of limited partnerships which hold royalty interests in oil and gas properties as well as the acquisition and resell of royalty interests. The Company's corporate headquarters are in Southlake, Texas.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, NLR V GP LLC, Zero to Sixty Royalties GP LLC, Klondike Enterprises LLC, Klondike Enterprises II LLC. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level **1:** defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company had multiple revenue streams, which include the following:

The Company sells mineral interests to partnerships and individuals. The Company's primary performance obligation is the delivery of these interests. Revenue is recognized at the point of sale.

The Company also generates revenue via management fees from partnerships, which is revenue from the managing of the interests for partnerships and revenue is invoiced to the partnerships on an annual basis and are due 30 days from the invoice date. The revenue is recognized upon invoice date. The performance obligation is satisfying all agreed upon terms with the partnerships. Management analyzed the need to defer revenue and determined there was no deferred revenue related to management fees.

	Sales to Individuals	Sales to Partnerships	Management Fees and Other	Total Revenue
2023	3,153,000	1,684,164	462,778	5,299,942
2022	210,000	5,007,605	201,617	5,419,222

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Vehicles & Equipment	4-8	340,067	(38,886)		301,181
Grand Total		**340,067**	**(38,886)**		**301,181**

Assets Held for Sale - Investments

The Company is primarily engaged in purchasing and selling oil & gas royalty interests. They also provide management services, as the general partner, of limited partnerships which hold royalty interests in oil and gas properties. They occasionally purchase some of these interests or units in the partnerships for purposes of reselling. These interests or units are recorded as assets held for sale and are intended to be sold within one year and as such, are classified as current assets. The Company had an investment balance of $1,463,302 consisting of investments in mineral rights of $1,459,264 and investments in partnership units of $4,038. Management analyzed the need to recognize any fair value impairment and determined that the valuation was reasonable.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

The Company did not have any equity-based compensation as of December 31'1, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owner. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, the Company does not have any employees. Employee related services are all provided by Prodigy Oil & Gas, LLC ("Prodigy") which is indirectly owned 100% by the same individual who owns the Company. The Company reimbursed $1,294,137 and $1,499,192 of employee-related costs to Prodigy for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Company leases office space from Energy Vault AG47 LLC ("Energy Vault"), which is owned 100% by the same individual who owns the Company. The Company paid $143,500 and $21,000 of rent expense to Energy Vault for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 - LIABILITIES AND DEBT

The Company entered into a note payable to finance a vehicle resulting in them receiving $119,995 and being required to repay $197,520. The note accrues interest at 9.09%. Monthly payments began in November of 2023 totaling $1,372. The loan matures in October of 2035.

The Company entered into a note payable to finance a vehicle resulting in them receiving $132,579 and being required to repay $172,662. The note accrues interest at 8.99%. Monthly payments began in January of 2023 totaling $2,398. The loan matures in December of 2028.

Debt Principal Maturities 5 Years Subsequent to 2023	
Year	Amount
2024	25,110
2025	45,240
2026	45,240
2027	45,240
2028	26,521
Thereafter	47,850

NOTE 6 - EQUITY

The Company is a limited liability company with one class of unit of interest wholly owned by one member.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 8, 2024, the date these financial statements were available to be issued. No events require disclosure.